Citigroup Inc.	Pricing Sheet No. 2015-CMTNG0498 dated April 27, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0498 dated April 9, 2015 Registration Statement No. 333-192302 Filed Pursuant to Rule 433
Callable Fixed to Floating Rate Notes Due April 30, 2035
Leveraged CMS Curve Range Accrual Notes Contingent on the Worst Performing of the S&P 500® Index and the Russell 2000® Index
PRICING TERMS—APRIL 27, 2015
Aggregate stated principal amount:	$10,000,000
Stated principal amount:	$1,000 per note
CMS spread:	On any CMS spread determination date, CMS30 minus CMS2, each as determined on that CMS spread determination date
Modified CMS spread:	The CMS spread minus 0.875%
Underlying indices:	S&P 500® Index and Russell 2000® Index
Pricing date:	April 27, 2015
Issue date:	April 30, 2015
Maturity date:	Unless earlier redeemed, April 30, 2035
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:
On each coupon payment date during the first year following issuance of the notes (ending in April 2016), the notes will pay a fixed coupon at a rate of 10.00% per annum, regardless of the CMS spread or the levels of the underlying indices.
On each coupon payment date after the first year (beginning in May 2016), you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date.  The variable coupon rate for any coupon payment date after the first year will be determined as follows:

	relevant contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period
If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0.00%.

Relevant contingent rate:
The relevant contingent rate for any coupon payment date after the first year following issuance of the notes means:
•      In Years 2 through 5 (beginning with the coupon payment date in May 2016 and ending on the coupon payment date in April 2020):
10.00 × the modified CMS spread as of the CMS spread determination date for the related accrual period, subject to a minimum contingent rate of 0.00% per annum and a maximum contingent rate of 10.00% per annum
•      In Year 6 through maturity (beginning with the coupon payment date in May 2020):
20.00 × the modified CMS spread as of the CMS spread determination date for the related accrual period, subject to a minimum contingent rate of 0.00% per annum and a maximum contingent rate of 10.00% per annum
If the CMS spread for any accrual period is less than or equal to 0.875%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date.  The relevant contingent rate will in no event exceed 10.00% per annum.

Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:
The accrual condition will be satisfied on an elapsed day only if the closing levels of both underlying indices are greater than or equal to their respective accrual barrier levels on that elapsed day. See “Additional Information” in the related preliminary pricing supplement.

Determination of coupon payment amounts:	On each coupon payment date, the coupon payment amount per note will equal (i) $1,000 multiplied by the applicable fixed or variable coupon rate per annum divided by (ii) 12.
Coupon payment dates:	The 30th day of each month, or the last day of the month in the case of February, and beginning on May 30, 2015
Accrual period:
For each coupon payment date after the first year following issuance of the notes, the related accrual period is the period from and including the immediately preceding coupon payment date to but excluding such coupon payment date

CMS spread determination date:	For any accrual period commencing on or after April 30, 2016, the second U.S. government securities business day prior to the first day of that accrual period
Initial index levels:	For the S&P 500® Index: 2,108.92, the closing level of the S&P 500® Index on the pricing date For the Russell 2000® Index: 1,252.70, the closing level of the Russell 2000® Index on the pricing date
Accrual barrier levels:	For the S&P 500® Index: 1,054.46, 50.00% of the initial index level of the S&P 500® Index For the Russell 2000® Index: 626.35, 50.00% of the initial index level of the Russell 2000® Index
Early redemption:
Beginning April 30, 2016, we have the right to redeem the notes, in whole and not in part, on any redemption date upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any

Redemption dates:	The 30th day of each January, April, July and October, beginning April 30, 2016
CUSIP / ISIN:	1730T07K9 / US1730T07K94
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$35	$965
Total:	$10,000,000	$350,000	$9,650,000
(1) On the pricing date, the estimated value of the notes is $918.10 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $35 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $35 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the following hyperlinks:

  Preliminary Pricing Supplement dated April 9, 2015
Product Supplement No. IE-06-02 dated November 13, 2013                        Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement, an accompanying underlying supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.